UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 57) *

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. The Lampert Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 162,002
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 162,002
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,430,522 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,430,522 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,430,522 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,649 Shares held by The Nicholas Trust, 1,649 Shares held by The Nina Trust, 162,002 Shares held by the Foundation and 4,408 Shares held in the Liability Accounts controlled by ESL.
(2)

Based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

This Amendment No. 57 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“ESL”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), The Lampert Foundation, a Connecticut trust (the “Foundation”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b)     Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of May 27, 2022, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	4,408	(1)	Less than 0.1	% (2)	4,408	(1)	0	4,408	(1)	0
RBS Partners, L.P.	4,408	(1)	Less than 0.1	% (2)	4,408	(1)	0	4,408	(1)	0
ESL Investments, Inc.	4,408	(1)	Less than 0.1	% (2)	4,408	(1)	0	4,408	(1)	0
The Lampert Foundation	162,002		0.3	% (2)	162,002		0	162,002		0
Edward S. Lampert	8,430,522	(1)(3)(4)	14.5	% (2)	8,430,522	(1)(3)(4)	0	8,430,522	(1)(3)(4)	0

(1)

This number includes 4,408 Shares held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(2)

This is based upon 58,324,657 Shares outstanding as of April 19, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the SEC on April 21, 2022.

(3)

This number includes 8,260,814 Shares held by Mr. Lampert, 1,649 Shares held by The Nicholas Floyd Lampert 2015 Trust (“The Nicholas Trust”) and 1,649 Shares held by The Nina Rose Lampert 2015 Trust (“The Nina Trust” and, together with The Nicholas Trust, the “Trusts”).

(4)

This number includes 162,002 Shares held by the Foundation. Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“In addition, in connection with the Transactions, Mr. Lampert delivered a total of 321,770 Transaction #1 Pledged Shares and 54,570 Transaction #2 Pledged Shares to the Bank in connection with physical settlements occurring on May 9, 2022, May 10, 2022, May 11, 2022, May 12, 2022, May 13, 2022, May 16, 2022 and May 17, 2022 pursuant to the terms of the documentation of Transaction #1 and Transaction #2, as applicable.

On May 9, 2022, Mr. Lampert delivered 45,379 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 5, 2022 valuation date and a Settlement Price of $122.6363. On May 9, 2022, Mr. Lampert also delivered 7,696 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 5, 2022 valuation date and a Settlement Price of $122.6363.

On May 10, 2022, Mr. Lampert delivered 45,012 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 6, 2022 valuation date and a Settlement Price of $123.6357. On May 10, 2022, Mr. Lampert also delivered 7,634 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 6, 2022 valuation date and a Settlement Price of $123.6357.

On May 11, 2022, Mr. Lampert delivered 45,561 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 9, 2022 valuation date and a Settlement Price of $122.1450. On May 11, 2022, Mr. Lampert also delivered 7,727 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 9, 2022 valuation date and a Settlement Price of $122.1450.

On May 12, 2022, Mr. Lampert delivered 47,323 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 10, 2022 valuation date and a Settlement Price of $117.5961. On May 12, 2022, Mr. Lampert also delivered 8,026 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 10, 2022 valuation date and a Settlement Price of $117.5961.

On May 13, 2022, Mr. Lampert delivered 46,361 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 11, 2022 valuation date and a Settlement Price of $120.0381. On May 13, 2022, Mr. Lampert also delivered 7,862 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 11, 2022 valuation date and a Settlement Price of $120.0381.

On May 16, 2022, Mr. Lampert delivered 47,150 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 12, 2022 valuation date and a Settlement Price of $118.0292. On May 16, 2022, Mr. Lampert also delivered 7,996 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 12, 2022 valuation date and a Settlement Price of $118.0292.

On May 17, 2022, Mr. Lampert delivered 44,984 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 13, 2022 valuation date and a Settlement Price of $123.7121. On May 17, 2022, Mr. Lampert also delivered 7,629 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 13, 2022 valuation date and a Settlement Price of $123.7121.

The description of the Transactions herein is qualified in its entirety by the documentation of Transaction #1 and Transaction #2, respectively.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2022	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

THE LAMPERT FOUNDATION

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Co-Trustee

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
Edward S. Lampert	05/09/2022	(1)	53,075	(1)
Edward S. Lampert	05/10/2022	(2)	52,646	(2)
Edward S. Lampert	05/11/2022	(3)	53,288	(3)
Edward S. Lampert	05/11/2022	Open Market Sales	1,290	$120.5567
Edward S. Lampert	05/12/2022	(4)	55,349	(4)
Edward S. Lampert	05/13/2022	(5)	54,223	(5)
Edward S. Lampert	05/16/2022	(6)	55,146	(6)
Edward S. Lampert	05/17/2022	(7)	52,613	(7)
Edward S. Lampert	05/23/2022	Open Market Sales	65,944	$107.6350
Edward S. Lampert	05/24/2022	Open Market Sales	71,842	$109.9886
Edward S. Lampert	05/25/2022	Open Market Sales	125,000	$114.4001

(1)

In accordance with the terms described and defined in Item 6, on May 9, 2022, Mr. Lampert delivered 45,379 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 5, 2022 valuation date and a Settlement Price of $122.6363. Mr. Lampert delivered 7,696 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 5, 2022 valuation date and a Settlement Price of $122.6363.

(2)

In accordance with the terms described and defined in Item 6, on May 10, 2022, Mr. Lampert delivered 45,012 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 6, 2022 valuation date and a Settlement Price of $123.6357. Mr. Lampert delivered 7,634 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 6, 2022 valuation date and a Settlement Price of $123.6357.

(3)

In accordance with the terms described and defined in Item 6, on May 11, 2022, Mr. Lampert delivered 45,561 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 9, 2022 valuation date and a Settlement Price of $122.1450. Mr. Lampert delivered 7,727 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 9, 2022 valuation date and a Settlement Price of $122.1450.

(4)

In accordance with the terms described and defined in Item 6, on May 12, 2022, Mr. Lampert delivered 47,323 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 10, 2022 valuation date and a Settlement Price of $117.5961. Mr. Lampert delivered 8,026 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 10, 2022 valuation date and a Settlement Price of $117.5961.

(5)

In accordance with the terms described and defined in Item 6, on May 13, 2022, Mr. Lampert delivered 46,361 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 11, 2022 valuation date and a Settlement Price of $120.0381. Mr. Lampert delivered 7,862 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 11, 2022 valuation date and a Settlement Price of $120.0381.

(6)

In accordance with the terms described and defined in Item 6, on May 16, 2022, Mr. Lampert delivered 47,150 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 12, 2022 valuation date and a Settlement Price of $118.0292. Mr. Lampert delivered 7,996 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 12, 2022 valuation date and a Settlement Price of $118.0292.

(7)

In accordance with the terms described and defined in Item 6, on May 17, 2022, Mr. Lampert delivered 44,984 of the Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 52,632 Transaction #1 Pledged Shares subject to the May 13, 2022 valuation date and a Settlement Price of $123.7121. Mr. Lampert delivered 7,629 of the Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 8,926 Transaction #2 Pledged Shares subject to the May 13, 2022 valuation date and a Settlement Price of $123.7121.